Exhibit 99.3

Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report included in this Annual Report. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada.  The following discussion and analysis refers primarily to 2006 compared with 2005 unless otherwise indicated.  The calculation of barrels of oil equivalent (“boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Management’s Discussion and Analysis contains the term “cash flow from operations”, which is determined before changes in non-cash working capital and should not be considered an alternative to, or more meaningful than, “cash flow from operating activities” as determined in accordance with generally accepted accounting principles (“GAAP”).  Canadian Superior’s determination of cash flow from operations may not be comparable to that reported by other corporations. The Corporation also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding in a manner consistent with the calculation of earnings per share.

The MD&A contains forward-looking or outlook information regarding the Corporation. Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking or outlook information. These risks and uncertainties include, but are not limited to: commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency exchanges rates; and changes in environmental and other legislation and regulations.

This document contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this document relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

Additional information relating to Canadian Superior Energy Inc. is available on SEDAR at www.sedar.com.

NET INCOME AND CASH FLOW FROM OPERATIONS

	($000’s)			($ per boe)
Three months ended December 31	2006	2005	% change	2006	2005	% change
Gross revenue	$13,477	$18,822	(28)	$46.17	$69.28	(33)
Transportation	158	187	(16)	0.54	0.69	(21)
Revenue	13,319	18,635	(29)	45.63	68.59	(33)
Royalties, net of ARTC	2,346	3,588	(35)	8.04	13.21	(39)
Production and operating expenses	3,302	2,027	63	11.31	7.46	52
Operating Netback	7,671	13,020	(41)	26.28	47.92	(45)
General and administrative expenses	2,695	1,394	93	9.23	5.13	80
Interest and other expense (income)	(623)	1,171	(153)	(2.13)	4.31	(150)
Foreign Expense Gain	190	45	322	0.65	0.17	293
Large Corporations Tax	0	66	(100)	0.00	0.24	(100)
Cash Flow from Operations	5,409	10,344	(48)	18.53	38.07	(51)
Depletion and amortization	7,304	7,428	(2)	25.08	27.34	(8)
Accretion expense for preferred shares	102	0	n/a	0.35	0	n/a
Loss on Investment	0	0		0	0
Foreign Expense Gain	678	0	n/a	2.25	0	n/a
Future income tax (recovery)	1,313	(591)	(322)	4.50	(2.18)	(307)
Stock compensation expense	851	2,064	(59)	2.92	7.60	(62)
Net income (loss)	$(4,839)	$1,443	(373)	$(13.47)	$5.31	(354)

	($000’s)			($ per boe)
Year ended December 31	2006	2005	% change	2006	2004	% change
Gross revenue	$49,428	$55,223	(10)	$46.88	$57.49	(18)
Transportation	662	678	(2)	0.63	0.71	(11)
Revenue	48,766	54,545	(11)	46.25	56.79	(19)
Royalties, net of ARTC	8,245	9,716	(15)	7.82	10.12	(23)
Production and operating expenses	9,042	7,239	25	8.58	7.54	14
Operating Netback	31,479	37,590	(16)	29.86	39.13	(24)
General and administrative expenses	9,312	5,398	73	8.83	5.62	57
Interest and other expense (income)	319	1,730	(82)	0.30	1.80	(83)
Foreign Expense Gain	312	0	n/a	0.31	0	n/a
Large Corporations Tax	33	129	(74)	0.03	0.13	(77)
Cash Flow from Operations	21,503	30,333	(29)	20.40	31.58	(35)
Depletion and amortization	25,686	23,539	9	24.36	24.51	(1)
Accretion expense for preferred shares	357	0	n/a	0.34	0	n/a
Loss on Investment	600	0	n/a	0.57	0	n/a
Future income tax (recovery)	(118)	81	(246)	(0.11)	0.08	(233)
Stock compensation expense	5,891	3,657	61	5.59	3.81	47
Net income (loss)	$(10,913)	$3,056	(457)	$(10.35)	$3.18	(425)

The Corporation recorded a net loss of 4.8 million (0.04 loss per share) during the fourth quarter of 2006 down from net income of $1.4 million ($0.01 per share) recorded in the fourth quarter of 2005. For the year, the Corporation posted a net loss of $10.9 million (0.09 loss per share) compared to net income of $3.1 million (0.03 per share) over 2005.

Cash flow from operations for the fourth quarter decreased 48% to $5.4 million from $10.3 million recorded in 2005. For the year, cash flow of $21.5 million was down 29% from 2005 cash flow of $30.3 million. Lower product prices received in 2006 combined with increased operating costs the primary contributors to the cash flow decreases.

PRODUCTION, PRICING AND REVENUE

	Three Months Ended		Year Ended
	December 31		December 31
	2006	2005	2006	2005
Natural Gas
Average Daily Production (mcf/d)	14,417	13,489	13,414	12,083
Average Sales Price ($/mcf)	$7.18	$11.91	$6.95	$9.40
Natural Gas Revenue net of transportation ($000’s)	$9,529	$14,780	$34,014	$41,476

Oil & NGLs
Average Daily Production (bbl/d)	770	705	653	618
Average Net Sales Price ($/bbl)	$53.62	$59.45	$61.95	$57.96
Oil & NGLs Revenue net of transportation ($000’s)	$3,798	$3,855	$14,759	$13,069

Barrels of Oil Equivalent (6:1)
Average Daily Production (boe/d)	3,173	2,953	2,889	2,632
Average Sales Price ($/boe)	$45.66	$68.59	$46.26	$56.79
Total Oil & Gas Revenue net of transportation ($000’s)	$13,327	$18,635	48,773	$54,545

Daily production for the fourth quarter of 2006 averaged 3,173 boe/d which was up 8% from 2005 production of 2,953 boe/d. The increased production is mainly the result of new well tie-ins. Average daily production for the year, increased to 2,889 boe/d, up from 2,632 boe/d recorded in 2005.

Oil and gas revenue, net of transportation costs of $158,000, during the fourth quarter of 2006 decreased 28% to $13.3 million as compared to $18.6 million in 2005. For the year, oil and gas revenues, net of transportation costs of $662,000, were $48.8 million, 10% lower than 2005 revenues of $54.5 million. The revenue decreases are due to lower product prices somewhat mitigated by increased production volumes.  The average sales price net of transportation costs for the fourth quarter of 2006 was $45.66/boe ($7.18/mcf for natural gas and $53.62/bbl for oil and NGLs) down 33% from $68.59/boe in 2005 ($11.91/mcf for natural gas and $59.45/bbl for oil and NGLs). Average sales prices net of transportation costs for the year averaged $46.26/boe ($6.95/mcf for natural gas and $61.95/bbl for oil and NGLs) down 19% from $56.79/boe recorded in 2005 ($9.40/mcf for natural gas and $57.96/bbl for oil and NGLs). Gas volumes of 14,417 mcf/d during the fourth quarter increased 7% compared to 13,489 mcf/d in the same period in 2005, while oil volumes were up to 770 bbls per day an from an average of 705 bbls per day produced in 2005. 2006 average gas volumes of 13,414 mcf/d were up 11% from 12,083 mcf/day recorded over the same period in 2005 while oil volumes of 653 bbls/d for the year were up 6% from 2005 sales of 618 bbls/d.

HEDGING

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes to protect the Corporation against negative commodity price movements and are not used for trading or other speculative purposes.  These 2006 activities resulted in a gain of $265,000 which was recorded as an increase in oil and gas revenues during the period.

At December 31, 2006 the Corporation had no contracts in place.

ROYALTIES

Royalties, net of the Alberta Royalty Tax Credit of $125,000, for the fourth quarter of 2006 of $2.3 million, are down 36 percent from

$3.7 million recorded in 2005. This decrease results from lower revenues for the period. For the year, royalties, net of the Alberta Royalty Tax Credit of $500,000, were $8.2 million, down 14% from $9.7 million recorded in 2005. Decreased product prices are the main contributor to lower royalties in 2006. The average royalty rate for the fourth quarter of 2006 was 17.2% of total revenues compared to 2005 royalties of 19.3%. The average royalty rate for the year was 16.8% of total revenues, compared to 2005 royalty rate of 17.8%.

Three months ended December 31 ($000’s)	2006	2005	% Change
Crown	$2,076	$3,120	(33)
Adjustment for 2003 audit provision Freehold & overriding	395	593	(33)
Total Royalties	$2,471	$3,713	(33)
Alberta Royalty Tax Credit	(125)	(125)	0
Net Royalties	$2,346	$3,588	(35)
Per boe	$8.04	$13.21	(39)
Percent of total revenue	17.6%	19.3%	n/a

Years Ended December 31 ($000’s)	2006	2005	% Change
Crown	$6,866	$8,119	(15)
2003 GCA adjustment made in 2004	—		—
Freehold & overriding	1,879	2,097	(10)
Total Royalties	$8,745	$10,216	(14)
Alberta Royalty Tax Credit	(500)	(500)	—
Net Royalties	$8,245	$9,716	(15)
Per boe	$7.82	$10.11	(23)
Percent of total revenue	16.9%	17.8%	n/a

PRODUCTION AND OPERATING EXPENSES

Fourth quarter production and operating expenses of $3.5 million were up 71% over 2005 expenses of 2.0 million. Production and operating expenses for the year of $9.2 million were up 27% over 2005 expenses of 7.2 million. On a boe basis, fourth quarter 2006 production and operating expenses of 11.90/boe, were up 60 percent from $7.46/boe recorded for the same period in 2005 while yearly production and operating expenses of $8.74/boe was up 16% from the 2005 rate of $7.54/boe. The increased activity and scarcity of services has pushed the operating costs much higher throughout 2006.

GENERAL AND ADMINISTRATIVE EXPENSES

During the fourth quarter of 2006, G&A charges of $2.7 million was up 93% from the 1.4 million recorded in 2005.  For the year, G&A charges of $9.3 million were up 73% from $5.4 million recorded in 2005.  On a unit of production basis, G&A expenses for the quarter were up 80 percent to $9.23 per boe for 2006 from $5.13 per boe recorded in 2005, while yearly expenses increased to $8.83 per boe up 57% from $5.62 recorded in 2005. The main reason for the raise in general and administrative costs includes staff increases, increased employee compensation and salaries, increased costs associated with placing and filing the preferred share issue and costs relating to ramping up the Corporation’s Trinidad and Tobago projects.

STOCK BASED COMPENSATION EXPENSE

In September 2003, the CICA issued an amendment to section 3870 “Stock based compensation and other stock based payments”. The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Corporation implemented this amended standard in 2004. The Corporation recorded $0.9 million in stock based compensation expense in the fourth quarter of 2006, down from $2.1 million in 2005. Stock based compensation for the year was $5.9 million which was up from $3.7 reported in 2005.

INTEREST AND OTHER EXPENSE (INCOME)

During the fourth quarter of 2006 the Corporation incurred $650,000 in interest charges compared to $291,000 in 2005. For the year, the Corporation paid $2,047,000 in interest, up from $1,015,000 incurred in 2005. At the end of the year the Corporation had a drawn balance of $7.9 million on a $30.0 million revolving loan production facility. The main reason for the increase in interest expense was the financing charges incurred for the preferred shares and arranging potential financing needs.

Interest and other income of $1,171,000 was earned in the quarter by the Corporation compared to $87,000 earned in 2005. For the year, interest income was $1,371,000 compared to $297,000 earned in 2005. The main increase was the interest earned on term deposits including the term deposit for offshore Nova Scotia.

DEPLETION AND AMORTIZATION

Depletion and amortization expense for the fourth quarter of 2006 totaled $7.3 million, down 2% from $7.4 million recorded in 2005. For the year, depletion and amortization expense totaled $25.7 million, up 9% from $23.5 million recorded in 2005. Depletion expenses are high for a company our size because of the large expenditures required to evaluate and drill offshore wells on the East Coast of Canada. Certain East Coast exploration and drilling costs have been included in the depletable pool, with no corresponding increase in reserves.

TAXES

Effective January 1, 2006, the Federal Large Corporation tax has been eliminated from Corporate tax requirements. The Corporation is responsible for the Nova Scotia Large Corporation tax which was under accrued in 2005, and therefore recorded in 2006 in an amount of $33,930. A Future income tax credit of $1,024,000 was recorded in 2006.

The Corporation does not expect to be cash taxable in 2007.

CAPITAL EXPENDITURES

	Three Months Ended			Year Ended
	December 31%			December 31%
($000’s)	2006	2005	change	2006	2005	change
Acquisition/(Disposition)	$(823)	$(67)	(1,128)	$(716)	$(525)	(36)
Exploration & Development	7,630	8,499	(20)	37,872	23,849	55
Plants & Facilities & Pipelines	2,209	2,976	(26)	6,675	5,749	16
Land & Lease	665	667	(0)	3,984	9,073	(56)
Capitalized expenses	1,745	1,828	19	7,554	5,937	35
	$11,426	$13,903	(20)	$55,369	$44,083	25

During the fourth quarter of 2006, the Corporation incurred $11.1 million of capital expenditures compared to $13.9 million spent in 2005. For the year, capital expenditures totaled $55.0 million compared to $44.1 million recorded during the same period in 2005

SUMMARY OF QUARTERLY RESULTS

 ($000’s except production amounts)

	31-dec-06	30-Sep-06	30-Jun-06	31-Mar-06	31-Dec-05	30-Sep-05	30-Jun-05	31-Mar-05
Production
Oil bbls/d	770	645	570	625	705	647	555	562
Gas mcf/d	14,417	12,983	12,674	13,580	13,489	12,345	11,375	11,092
Boe bbls/d	3,173	2,808	2,682	2,889	2,953	2,705	2,45	2,411

Revenue	13,327	11,185	10,839	13,423	18,635	14,982	10,808	10,120
Net income (loss)	(4,839)	(5,753)	254	(575)	1,443	1,495	13	105
Income (loss) per share	(0.04)	(0.05)	0.00	0.00	0.01	0.01	0.00	0.00
Cash flow from operations	5,409	3,992	5,341	6,761	10,344	8,871	5,775	5,343
Cash flow per share	$0.05	$0.03	$0.04	$0.06	$0.09	$0.08	$0.05	$0.05

($000’s except production amounts)

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006 the Corporation had a demand revolving western Canada production loan facility (the “facility”) with a Canadian chartered bank of $30.0 million of which it had drawn $7.9 million. The facility is secured by a $100 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility expires, and is up for renewal on April 30, 2007. The Corporation currently has Cash deposits of $5.9 million available for corporate purposes.  In addition to the $5.9 million of available cash currently on hand, the Corporation has $14.8 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids.

On February 1, 2006, the Company completed a private placement in the amount of US $15,000,000 by way of the issuance of Units consisting of 5% US Cumulative Redeemable Convertible Preferred Shares (the “Preferred Shares”) and Common Share Purchase Warrants. Each Preferred Share will be convertible into forty Common Shares of Canadian Superior (6,000,000 Common Shares in aggregate) at a price of US $2.50 per Common Share. If Canadian Superior elects, it also has the option to pay the quarterly dividend by way of issuance of Common Shares at market, based on a 5.75% annualized dividend rate in lieu of the 5% annualized cash dividend rate. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction in certain events. 15,000 Units, each consisting of 10 US $100 Preferred Shares, along with 1,200,000 Common Share Purchase Warrants are being issued to West Coast Asset Management, Inc.. The Warrants comprising part of the Units are exercisable for a period of thirty (36) months from the date of issue at an exercise price of US $3.00 per Common Share. As a result of the issuance of the convertible preferred share, the Corporation has a long term liability in the amount of $15.2 million

On February 9, 2006, the Corporation completed a private placement financing consisting of 1.0 million Units at a price of $2.40 per Unit for gross proceeds of $2.4 million. Each Unit consists of one Common Share and one-half of one Common Share Purchase Warrant. The Warrants comprising part of the Units were exercisable until December 31, 2006 at an exercise price of $2.40 per common share

On December 13, 2006 the Corporation completed a flow-through share agreement to issue 6,000,000 common shares for consideration of $15,420,000.

On December 29, 2006 the Corporation completed a private placement of 2,500,000 shares at $2.37 per share for gross proceeds of $5,924,990.

The Corporation’s 2007 Western Canadian exploration and development expenditures are expected to be primarily funded from operating cash flow.  Additional cash may be required to fund planned 2007 and 2008 capital programs, including programs in Offshore Nova Scotia and Offshore Trinidad. These expenditures may be sourced from cash flow, additional equity financings and/or potential farm outs or joint ventures or releases of secured offshore term deposits as additional work expenditures are incurred. The Corporation has already pre-paid a significant portion of the Trinidad and Tobago capital program expenditures in an amount of approximately US$ 30 million.

BUSINESS RISKS

Companies engaged in the oil and gas industry are exposed to a number of business risks, which can be described as operational and financial risks, many of which are outside of Canadian Superior’s control.  More specifically these include risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks.  In order to mitigate these risks, the Corporation has an experienced base of qualified personnel, both technical and financial, and maintains an insurance program that is consistent with industry standards.

 At December 31, 2006, the Corporation had $14.8 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids.  To the extent that expenditures are not incurred within the periods allowed, the Corporation would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment. The Corporation is planning to drill offshore Nova Scotia in 2007 and accordingly the majority of these funds would be returned to the Corporation.

Internal Disclosure Controls

In accordance with Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company’s Chairman and Chief Executive Officer and Chief Financial Officer have designed, or have caused to be designed under their supervision, disclosure controls and procedures.  The Chairman and Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2006, have concluded that the Company’s disclosure controls and procedures provide reasonable assurance that (i) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed summarized and reported within the time periods specified in the provincial and territorial securities legislation; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the Chairman and Chief Executive Officer and the Chief Financial Officer, in a timely manner. The Company would note further, that while the Chairman and Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.